Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Group Announces Lower Sales and Earnings for Q3 and First 9 Months of 2017

Delivery Delays Lead to Material Increase in Backlog

Company’s Direct Retail Investments on Track and Showing Growth

SANTERAMO IN COLLE, (BA), Italy--(BUSINESS WIRE)--November 27, 2017--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved third-quarter and first nine months of 2017 consolidated results.

Consolidated net sales for the third quarter of 2017 were €95.8 million, down 6.1% from €102.0 million reported in the same period in 2016. The Company reported a quarterly net operating loss of €8.6 million versus net operating loss of €3.6 million in the third quarter of 2016. Net loss for the period was €10.9 million, from a net loss of €5.5 million in the same quarter of last year.

For the first nine months of 2017 consolidated sales were €329.5 million down 0.9% form 2016 (€332.6 million). For the same period, the group reported an operating loss of €21.6 million and a net loss of €25.6 million. Excluding €10.3 million (accrual and restructuring costs) accounted for in the first and third quarter of 2017 (see below), operating loss could have been €11.3 million.

Consolidated net sales for the nine-month period decreased 0.9% (from €332.6 million to €329.5 million in 2017). This result includes double-digit increase in the Asia-Pacific region, substantially flat sales in the Americas, and a single digit decrease in the EMEA. For the same period, sales for the Natuzzi division were €227.4 million (up 0.5% compared to 2016) whereas sales for the Softaly division were €79.9 million (down 8.6% over 2016). The Group also reported Other sales of €22.2 million in 2017, from €18.8 million in 2016.

Gross industrial margin deteriorated by €10.2 million, due to two events totaling €10.3 million: the provision of €9.3 million (Q1 2017) for legal proceedings with regard to the Italian labor issue, and, reorganization costs of €1.0 million (Q3 2017) for a staff reduction plan at Santeramo following the review of organization processes that enabled this saving for 2018. Gross profit for the nine months period, equal to €101.5 million, was principally affected by the aforementioned €10.3 million (accrual and reorganization costs). Excluding those accruals, the gross profit would have been equal to €111.8 million, or 33.9% of total net sales, versus 33.6% in 2016, and despite the 0.9% decrease in sales.

Other SG&A increased €9.8 million. Most of such increase comes from the acquisition of stores and the opening of new stores (leases, salaries, utilities), their restructuring, and the marketing investments described below. Between 2016 and 2017, we have also hired specialist management personnel in support of both retail and corporate development, both in HQ and in the Regions. In terms of order flow, we had a positive 4.6% performance in the Natuzzi division, which includes Natuzzi Italia, Natuzzi Editions and Divani&Divani. In particular, the Natuzzi Italia business saw growth of 18.8% year-to-November 12, 2017 over the previous year and a 10.6% like-for-like growth in our DOS chain. Our strategy is proving correct: our branded order flow is up and our DOS sales are showing organic growth.

To recap: in the €21.6 million operating losses, we incurred €9.3 million for legal proceedings, €1.0 million for reorganization costs and for €9.8 million, mainly for additional SG&A costs on Branded Retail business.

Our product range includes furnishings for living, dining and bed rooms with production both in our factories and products that are purchased from suppliers. Our orders are generally custom which demands that we deliver a complete purchased vignette at the same time. As such, delivery timeliness by suppliers is critical. As a result of the difficulties between procurement and production incurred by the end of the third quarter, our backlog of undelivered orders increased and, as a consequence, we are reporting disappointing quarterly results. We estimate that additional €11million could have been delivered with a positive additional contribution margin of about €4 million.

In spite of our invoiced sales, our most recent order flow data are encouraging. Last year we continued the build out of our retail organization in North and Central America. We acquired retail business from some of our existing independent dealers and at the same time continued our new openings of Directly Operated Stores (DOS). As of the week ended on November 12th, 2017, total order flow is up +0.8% versus the same period in 2016, mainly due to the positive performance from Natuzzi division (+4.6%) which represents 74% of the total business. This gain was partially offset by the weaker sales performance from the Softaly business unit (-8.3%).

Within the Natuzzi division, we reported an increase of +21.1% in the Asia-Pacific region, +2.3% increase in the Americas region, and almost-in-line sales in the EMEA region (-0.3%). The sales performance from the Asia-Pacific is the direct result of our investments in retail organization which we initiated in 2012, when we opened our first directly operated store in Shanghai. As of today, our Chinese management team operates DOS 10 stores in China and manages 159 stores operated by third-party dealers. The overall business in Asia-Pacific is constantly improving in volume and profitability. In 2016, we started aggressively building up the America retail organization by making the investments in qualified retail and marketing people in order to leverage on our brand and support growth in this important geographic area. EMEA continues to face its own unique challenges. We have to face both political and economic uncertainties. In Italy in particular, where Natuzzi generates about 10% of the overall branded business, the performance was affected by the generally weak economic environment of recent years, which has caused financial problems to some of our independent dealers. Now we are focusing our efforts to reinforce, in same way we did in APAC and America, our sales organization in some North European Countries in order to capture the opportunities arising from the market. In Spain, Switzerland and UK, where we already built our own Natuzzi Italia retail organization, 2017 first nine months performance are better than one year ago. In fact, Directly Operated Stores like-for-like order flow grew 2.6% in the first quarter, 12.5% in second quarter and 22.8% in third quarter 2017. Our UK overall operations have constantly improved and in 2017 show a strong double-digit increase in Natuzzi Italia business, through both DOS and independent mono-brand stores. The Company has just signed a letter of intent with its best Natuzzi Italia retail partner with a goal to open the next three stores in UK through a partnership.

For Softaly, our private label division, order flow as of November 12th 2017 was down 8.3% versus the same period in 2016. Within the Softaly Division, our results differed by geographic areas: Asia Pacific, which is still a small business, increased by 42.2%, EMEA is up by 6.4% (in spite of the GBP devaluation), whereas Americas is down 28.2% due to the difficulties experienced with large retailers in North America. One reason for the overall decline is the strong price competition in the North American market. We are focused on recovering competitiveness and growth in this business which, despite its lower margins, is crucial for us in the leveraging of our vertically integrated production platform. To this end, we are carefully reexamining both the engineering and product simplification for Softaly.

The Company’s "2014-2016 Transformation Plan" has required and been based on the following management development: improving the margins we generate on our sales, rationalization of our retail distribution, product and process innovation, including the evolution of the “Italian Lifestyle” product, and the rationalization and consolidation of SG&A expenses. The restructuring plan has improved steadily for ten consecutive quarters and reached economic break-even at the end of 2016. But it remains a work in progress.

On December 26, 2015, we opened London's first new generation Natuzzi Italia store, redefining location, store size and merchandising mix. The results were very positive and we were encouraged in 2016 to open 4 DOS and 52 FOS, whose trend has been positive. In 2017, we opened 2 new DOS stores in the US, 2 in Spain, one in Italy and 2 in China. Such openings generated a negative impact deriving from the set-up costs (space, configuration, staff, rent, utilities) and the fact that our retail business is predominantly special order and sales revenues are accounted for only with delivery to the final consumer’s home. We also acquired 7 Natuzzi Italia stores in Florida, 1 store in Pennsylvania, 3 stores and 12 galleries in the Palacio de Hierro department store in Mexico and 5 stores in Italy. In some cases, the store acquisition from our dealers was done to get those stores more in line with the image and proposition of our brand. The restructuring of these stores, which continues with even more encouraging results, has had a negative impact on our earnings. During the third quarter of this year, we are seeing real improvement in these numbers thanks to increased productivity. In 2017, we also opened 54 licensed Natuzzi Italia and Editions stores and bringing our total as of September 30th to 408. We invested in the digitalization and tools to support sales quality and growth, including the “3D product configurator”, new website and new production advertising campaigns that will sustain future sales.

Chairman and CEO Pasquale Natuzzi commented, “Although the financial results for the quarter were disappointing, the operational results start improving and give us confidence in our future. Our retail sales are growing, both through our expansion and organically in our existing stores. Our numbers were damaged by the lack of proper coordination between procurement and production, a situation which we have fixed. Had we not had this issue, our revenues would have grown. I am more convinced than ever that our strategy works and that Natuzzi will return to its place as the leading global high end branded lifestyle manufacturer in 2018.”

Chief Financial Officer Vittorio Notarpietro added: “Third quarter results were particularly affected by imbalances between our supply and manufacturing operations mainly deriving from growth in the order flow in the second part of the third quarter, for the Italian plants. As a result, and notwithstanding a positive year-to-date order flow, our backlog increased, thus explaining most of the disappointing performance in quarterly sales and earnings. We are now fully exploiting our production capacity at the Italian operations in particular. By doing so, we will reduce such backlog and this will sustain sales in the fourth quarter of 2017

Going forward, we will continue to leverage on our main asset, the Natuzzi name, through the expansion of our mono-brand stores in specific markets. As the percentage of the business generated by such DOS increases, our retail business model will drive improvements in growth and profitability.

We incurred in higher “Other SG&A” expenses (€9.8 million) over the nine-month period, but such increase is strictly connected to the investments made in brand and retail, which is the main driver of our strategy. At the beginning, the implementation of such program generates up-front costs rather than sales, due to the special-order nature of the product, which typically requires three months for delivery and invoicing.

At the same time, our efforts will be concentrated on enhancing efficiency in costs by higher productivity of existing stores and balancing our resources for working capital and investments needs.”

****************************************

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with eight manufacturing plants, eleven commercial offices and extensive global retail network. Natuzzi is the best known lifestyle brand in the global furniture industry (Brand Awareness Monitoring Report - Ipsos 2016). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2017 & 2016 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on:		Change	Percentage of Sales
	30-Sep-17	30-Sep-16%		30-Sep-17	30-Sep-16

Upholstery net sales	82.6	90.2	-8.5%	86.2%	88.4%
Furnishings net sales	6.6	5.8	13.6%	6.9%	5.7%
Other sales	6.6	6.0	9.7%	6.9%	5.9%
Total Net Sales	95.8	102.0	-6.1%	100.0%	100.0%

Consumption (*)	(40.3)	(42.8)	-5.9%	-42.1%	-42.0%
Labor	(19.8)	(19.2)	3.3%	-20.7%	-18.8%
Industrial Costs	(7.0)	(7.3)	-4.4%	-7.3%	-7.2%
of which: Depreciation, Amortization	(2.0)	(2.4)	-14.9%	-2.1%	-2.3%
Cost of Sales	(67.1)	(69.3)	-3.2%	-70.1%	-67.9%

Gross profit	28.7	32.7	-12.4%	29.9%	32.1%

Selling Expenses	(14.3)	(15.1)	-5.1%	-14.9%	-14.8%
Transportation	(8.7)	(9.2)	-5.7%	-9.0%	-9.0%
Commissions	(1.4)	(1.8)	-22.1%	-1.5%	-1.8%
Advertising	(4.2)	(4.0)	4.1%	-4.4%	-4.0%

Other Selling and G&A	(22.9)	(21.2)	8.1%	-24.0%	-20.8%
of which: Depreciation, Amortization	(1.0)	(0.7)	29.8%	-1.0%	-0.7%

Operating income/(loss)	(8.6)	(3.6)		-8.9%	-3.5%

Interest Income/(Costs), Net	(1.2)	(0.9)
Foreign Exchange, Net	0.7	(0.1)
Other Income/(Cost), Net	0.0	0.1
Net Income/(loss) before income taxes	(9.0)	(4.4)		-9.4%	-4.4%

Income taxes	(1.9)	(1.2)		-2.0%	-1.2%

Net Income/(loss)	(10.9)	(5.6)		-11.4%	-5.5%

(Net income)/loss attributable to non-controlling interest	0.0	0.1

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(10.9)	(5.5)		-11.4%	-5.4%

Net income (loss) per Ordinary Share	(0.20)	(0.10)
(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the nine months of 2017 & 2016 on the basis of Italian GAAP
(expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-17	30-Sep-16%		30-Sep-17	30-Sep-16

Upholstery net sales	285.3	295.7	-3.5%	86.6%	88.9%
Furnishings net sales	22.0	18.1	21.9%	6.7%	5.4%
Other sales	22.2	18.8	18.0%	6.7%	5.7%
Total Net Sales	329.5	332.6	-0.9%	100.0%	100.0%

Consumption (*)	(135.5)	(140.8)	-3.8%	-41.1%	-42.3%
Labor	(70.0)	(57.5)	21.8%	-21.2%	-17.3%
Industrial Costs	(22.6)	(22.7)	-0.5%	-6.9%	-6.8%
of which: Depreciation, Amortization	(6.9)	(7.1)	-3.1%	-2.1%	-2.1%
Cost of Sales	(228.0)	(220.9)	3.2%	-69.2%	-66.4%

Gross profit	101.5	111.7	-9.1%	30.8%	33.6%

Selling Expenses	(50.1)	(51.9)	-3.4%	-15.2%	-15.6%
Transportation	(29.5)	(32.3)	-8.8%	-8.9%	-9.7%
Commissions	(6.7)	(6.8)	-0.4%	-2.0%	-2.0%
Advertising	(13.9)	(12.8)	8.8%	-4.2%	-3.8%

Other Selling and G&A	(73.1)	(63.3)	15.4%	-22.2%	-19.0%
of which: Depreciation, Amortization	(2.8)	(2.3)	22.3%	-0.9%	-0.7%

Operating income/(loss)	(21.6)	(3.4)		-6.6%	-1.0%

Interest Income/(Costs), Net	(3.5)	(3.0)
Foreign Exchange, Net	2.0	1.5
Other Income/(Cost), Net	0.0	(0.1)
Net Income/(loss) before income taxes	(23.2)	(5.1)		-7.0%	-1.5%

Income taxes	(2.8)	(1.6)		-0.9%	-0.5%

Net Income/(loss)	(26.0)	(6.7)		-7.9%	-2.0%

(Net income)/loss attibutable to non-controlling interest	0.4	0.1

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(25.6)	(6.6)		-7.8%	-2.0%

Net income (loss) per Ordinary Share	(0.47)	(0.12)
(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at September 30, 2017 on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	30-Sep-17	31-Dec-16

Current assets:
Cash and cash equivalents	47.9	65.0
Marketable debt securities	0.0	0.0
Trade receivables, net	43.0	53.1
Other receivables	21.2	25.6
Inventories	84.2	78.4
Unrealized foreign exchange gains	0.6	0.2
Prepaid expenses and accrued income	1.6	1.4
Deferred income taxes	1.2	1.1
Total current assets	199.7	224.8

Non-current assets:
Net property, plant and equipment	109.2	115.9
Other assets	7.7	6.5
Total non-current assets	116.9	122.4

TOTAL ASSETS	316.6	347.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	24.7	18.2
Current portion of long-term debt	3.5	11.6
Accounts payable-trade	58.3	70.5
Accounts payable-other	31.5	25.1
Accounts payable-shareholders for dividends	0.7	0.6
Unrealized foreign exchange losses	0.1	1.3
Income taxes	0.3	1.7
Deferred income taxes	0.0	1.8
Salaries, wages and related liabilities	15.9	19.4
Total current liabilities	135.1	150.2

Long-term liabilities:
Employees' leaving entitlement	17.8	17.8
Long-term debt	21.0	6.3
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	6.9	7.2
Other liabilities	20.0	13.3

Total long-term liabilities	65.7	44.6

Minority interest	2.1	3.4

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	47.4	82.7

Total shareholders' equity	113.7	149.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	316.6	347.2

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	30-Sep-17	31-Dec-16
Cash flows from operating activities:
Net result	(26.0)	(6.5)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9.8	13.0
Other non monetary costs (revenues)	(3.6)	0.7
One-time termination benefit accruals	0.0	3.1
Receivables, net	10.4	9.7
Inventories	(3.9)	3.4
Accounts payable	(12.9)	9.8
Other changes in assets and liabilities	18.4	(2.8)
One time termination benefit payment	(12.5)	(4.5)
Total adjustments	5.7	32.5

Net cash generated/(used) by operating activities	(20.3)	26.0

Cash flows from investing activities:
Property, plant and equipment:
Additions	(5.0)	(6.6)
Disposals	(0.1)	0.5
Government grants received	0.0	0.0
Dividends paid to minority interests	(0.6)	(0.4)
Purchase of business, net of cash acquired	(1.4)	(5.9)
Disposal/devaluation of business	0.0	1.6

Net cash generated/(used) by in investing activities	(7.1)	(10.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	10.0	2.3
Repayments	(3.4)	(3.4)
Bank overdrafts	6.6	(0.8)
Capital injection	0.0	0.0
Net cash generated/(used) by financing activities	13.1	(1.9)

Effect of translation adjustments on cash	(2.8)	(0.9)

Increase (decrease) in cash and cash equivalents	(17.1)	12.5

Cash and cash equivalents, beginning of the year	65.0	52.5

Cash and cash equivalents, end of the period	47.9	65.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA CONTACT
Meg Carlozzi (PR), tel. +1.917.330.8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 27, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi